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FROM: Pitts, Patrice
SENT: Monday, December 26, 2011 3:42 PM
TO: 'Oh, Min S.'
SUBJECT: Class A

I have attached for your review responses to the SEC staff's follow-up oral comments on post-effective amendment number 27 to the registration statement on Form N-4 for MetLife Investors Variable Annuity Account One (File Nos. 333-54358/811-05200) and post-effective amendment number 27 to the registration statement on Form N-4 for First MetLife Investors Variable Annuity Account One (File Nos. 333-96775/811-08306), which were provided to Tom Conner and me on December 23, 2011. In addition, I have attached pages from the relevant prospectuses (referred to as "MLI" and "FMLI," respectively, below) that are marked to show changes made to the disclosure in response to the follow-up comments.

Follow-up on comment #2 (MLI and FMLI): Please provide clarity on the beginning
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and ending offering periods for the riders.

RESPONSE: As we discussed, the registrants believe that the more "reader friendly" presentation is to incorporate the requested disclosure in the descriptions of rider charges set forth in the "Expenses" and "Living Benefits" sections of the prospectuses, and have followed that approach in responding to this follow-up comment. (See attached pages: MLI--34-36, 44, 51, 57-60, 65-66, 70-71; and FMLI--31-32, 40, 47, 53-54.).

Follow-up on comment #4.a. (MLI and FMLI) and 4.c (FMLI, but also applies to
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MLI): The comments stand. Each charge described in the "Expenses" section should
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be reflected in the main body of the fee table. Present the information in the manner that you believe is most clear.

RESPONSE: The disclosure has been revised as requested. (See attached pages:
MLI--9-10; and FMLI--9-10.)

Follow-up on comment #7.a (MLI) and #6.a (FMLI): Please add disclosure to the
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effect that transfers of account value to investment options that a selling firm does not support will be counted for purposes of any transfer restrictions that apply under the Class A contracts. At a minimum, this disclosure should be inserted in the paragraph referenced in the Comment.

RESPONSE: The disclosure has been revised as requested. (See attached pages:
MLI--20, 48; and FMLI--18, 44.).

We appreciate your prompt assistance with this matter. We look forward to discussing these responses with you so that we can resolve all outstanding SEC staff comments on the above-referenced filings on Tuesday (December 27), and the filings can be declared effective December 30, 2011.

PATRICE M. PITTS | COUNSEL


SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
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in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
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(SEE ATTACHED FILE: MLI MO CLASS A MARKED PAGES 2.PDF)

(SEE ATTACHED FILE: FMLI CLASS A MARKED PAGES 2.PDF)